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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934

     For the month of April 2004
                      ----------

                        Woori Finance Holdings Co., Ltd.
                        --------------------------------

                 (Translation of registrant's name into English)

                 203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea
                 -----------------------------------------------
                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F  X      Form 40-F
                                 ---               ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    ----

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                    ----

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes          No  X
                                  ---         ---

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Exhibit 99.1

  Exchange Offer of Woori Finance Holdings' Shares for Woori Securities' Shares

Woori Finance Holdings' Board of Directors passed a resolution to approve the exchange offer of Woori Finance Holdings' shares of common stock for Woori Securities' shares of common stock to occur on June 18, 2004.

1.  Key Details

    . Stock Exchange Entity          :Woori Securities
    . Exchange Date                  :June 18, 2004
    . Exchange Ratio                 :55.0%
    . Holding Company for Exchange   :Woori Finance Holdings
                                      (Shareholders' Equity : KRW 5,597 Billion)

    . Exchange Ratio by Asset Volume :0.925

2.  Other Details

    . Board of Directors Meeting Date : April 28, 2004
    . Exchange Ratio Calculation
      - Woori Securities              : KRW 4,896 per share
      - Woori Finance Holdings        : KRW 8,902 per share
    . New Shares for Issue
      - Maximum of 8,571,262 common shares (depending on the total number of Woori Securities that will be exchanged on the exchange date)
    . Type of Exchange
      - As this qualifies as a small-scale merger under Korean law, a resolution pursuant to a meeting of Woori Finance Holdings' shareholders is not required


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Exhibit 99.2

 Woori Finance Holdings Board of Directors' Resolution to Hold an Extraordinary
                              Shareholders Meeting

Woori Finance Holdings' Board of Directors passed a resolution to hold an extraordinary shareholders meeting on May 18, 2004

1. Key Details

   . Meeting Date : May 18, 2004    10:00 am
   . Venue        : 203, Hoehyon-dong 1-ga, Woori Bank head office building,
                    5th floor, Chung-ku, Seoul, Korea
   . Agenda:
     1) Partial amendment to the Articles of Incorporation

     2) Appointment of candidates for the members of the Audit Committee who are non-standing directors


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                Woori Finance Holdings Co., Ltd.
                                                --------------------------------
                                                (Registrant)

     Date: April 29, 2004                       By: /s/ Young Sun Kim
                                                --------------------------------
                                                (Signature)

                                                 Name:  Young Sun Kim
                                                 Title: Director


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